UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                  SRKP 10, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                Richard Rappaport
                       1900 Avenue of the Stars, Suite 310
                              Los Angeles, CA 90067
                                 (310) 203-2902
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2007
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
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1.    Name of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      Richard Rappaport
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |_|
      (b) |_|
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3.    SEC Use Only


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4.    Source of Funds (See Instructions) (See item 3)

      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) |_|

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6.    Citizenship or Place of Organization

      U.S.A.
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                  7.    Sole Voting Power

Number of               4,258,300
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by
Each
Reporting         --------------------------------------------------------------
Person With       9.    Sole Dispositive Power

                        4,258,300
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power


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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      4,258,300
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) |_|

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13.   Percent of Class Represented by Amount in Row (11)

      71.1%
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14.   Type of Reporting Person (See Instructions)

      IN
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

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of SRKP 10, Inc., whose principal executive offices are located at 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Richard Rappaport (the "Reporting Person").

      (b) The business address of the Reporting Person is 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Executive Officer, WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

      (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      On August 3, 2007, the Reporting Person purchased a warrant to purchase 972,000 shares of Common Stock at an exercise price of $0.01 per share (the "Warrant") for an aggregate purchase price equal to $388.80. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on August 3, 2013.

      On August 3, 2007, WestPark Capital Financial Services, LLC ("WestPark") acquired directly from the Issuer 1,157,150 shares of Common Stock at an aggregate purchase price of $928.50 and a warrant to purchase 1,157,150 shares of Common Stock at an exercise price of $0.01 per share (the "WestPark Warrant"), for a purchase price equal to $462.86. The source of funding for this purchase was working capital. The WestPark Warrant is immediately exercisable and expires on August 3, 2013. The Reporting Person serves as the Chief Executive Officer ("CEO") and Chairman of WestPark. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the shares.

Item 4. Purpose of Transaction.

      The Reporting Person purchased the Warrant for investment purposes.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 4,258,300 shares of Common Stock, representing 71.1% of the outstanding shares of Common Stock (based upon 3,857,150 shares of Common Stock issued and outstanding as of the date hereof).

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 4,258,300 shares of Common Stock beneficially owned by the Reporting Person.

      (c) The Warrant to purchase 972,000 shares of Common Stock reported herein was acquired by the Reporting Person effective August 3, 2007. The WestPark Warrant to purchase 1,157,150 shares of Common Stock reported herein was acquired by the Reporting Person effective August 3, 2007.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,258,300 shares of Common Stock beneficially owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        August 7, 2007


                                        /s/ Richard Rappaport
                                        -------------------------------------
                                        Richard Rappaport